FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

UBS Fund Services (USA) LLC
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Fund Services (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 State House Square
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Horan 201-352-5620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EY, Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	IL	60606-1787
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Horan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Fund Services (USA) LLC, as of February 26, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen Horan
Signature

FINOP Officer
Title

Notary Public

Signed Before Me On February 26, 2021

Celina M Peralta
Notary Public
New Jersey
My Commission Expires 11-17-2025
No. 50143667

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Fund Services (USA) LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2020

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member and President of UBS Fund Services (USA) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UBS Fund Services (USA) LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2000, but were unable to determine the specific year.

February 26, 2021

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	149,710
Prepaid expenses		45,727
FINRA deposits		3,665
Total assets	$	199,102

Liabilities and member's capital

Liabilities:

Accrued expenses	$	4,090
Total liabilities		4,090
Member's capital		195,012
Total liabilities and member's capital	$	199,102

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2020

Revenues

Allocated registered representatives revenue – Realty	$	2,186,245
Service fee income – Realty		150,000
Interest income		8
Total revenues		2,336,253

Expenses

Allocated registered representatives costs – Realty		2,186,245
Registration fees		60,248
Professional fees		31,435
General and administrative expenses		17,540
Total expenses		2,295,468
Net income	$	40,785

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Member's Capital

Year Ended December 31, 2020

Balance at January 1, 2020	$	154,227
Net income		40,785
Balance at December 31, 2020	$	195,012

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	40,785
Adjustments to reconcile net income to net cash		
net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase)/decrease in:		
Prepaid expenses		115
Due from affiliate		32,972
FINRA deposits		87
Increase/(decrease) in:		
Accrued expenses		(33,450)
Net cash provided by operating activities		40,509
Net increase in cash		40,509
Cash at beginning of year		109,201
Cash at end of year	$	149,710

See accompanying notes.

UBS Fund Services (USA) LLC

Notes to Financial Statements

Year Ended December 31, 2020

1. Organization and Nature of the Business

UBS Fund Services (USA) LLC (Fund Services) is organized as a Delaware limited liability company and is primarily engaged in the distribution of private investment offerings to institutional investors. Fund Services is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

UBS Realty Investors LLC (Realty), a Massachusetts limited liability company, holds a 100% member interest in Fund Services. Fund Services has transactions and relationships with Realty that materially affect its operating results and financial condition (see Note 3).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The spread of the coronavirus disease (COVID-19) pandemic and the governmental measures taken to contain the pandemic have significantly adversely affected, and will likely continue to adversely affect, global economic conditions, resulting in meaningful contraction in the global economy, substantial volatility in the financial markets, increased unemployment, increased credit and counterparty risk, and operational challenges such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols. Governments and central banks around the world have reacted to the economic crisis caused by the pandemic by implementing stimulus and liquidity programs and cutting interest rates, though it is unclear whether these or future actions will be successful in countering the economic disruption. Despite the uncertainties caused by the pandemic, the negative effects of the COVID-19 related crisis on our financial and capital positions were limited in 2020.

Cash

Cash includes an interest-bearing deposit account at a non-affiliated bank.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Allocated registered representatives revenue represents revenue allocated to Fund Services from Realty pursuant to an existing services and expense sharing agreement with Realty. The allocated revenue equals the allocated registered representative costs. See Note 3 for further detail.

The below table includes revenues which are impacted by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 and it includes only those contracts with customers that are in scope of ASC Topic 606, *Revenue from Contracts with Customers*.

Disaggregation of Revenue from Contracts with Customers

Service fee income - Realty	$	150,000
Total	$	150,000

Income Taxes

Fund Services is treated as a disregarded entity for federal, state and local income tax purposes. As such, Fund Services does not provide for or pay any U.S. federal or state income taxes. All income, expense, gain or loss of Fund Services flows through to the UBS Americas Inc.

Accounting Developments

Adopted in 2020

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments*. The amendment replaces existing incurred loss impairment guidance and introduces a new credit loss model; the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses. The CECL model requires the measurement of all expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions and reasonable and supportable forecasts over the full remaining expected life of the financial assets. Fund Services adopted the amendment on January 1, 2020. The adoption of the ASU did not have any material impact on Fund Services' financial statements.

2. Summary of Significant Accounting Policies (continued)

In August 2018, the FASB issued ASU 2018-15, *Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*. The amendments in ASU 2018- 15 align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Fund Services adopted ASU 2018-15 on its mandatory effective date of January 1, 2020. The adoption of ASU 2018-15 did not have any material impact on the Fund Services' financial statements.

In December 2019, the FASB issued ASU 2019-12, *Simplifying the Accounting for Income Taxes*, which specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Fund Services early adopted the ASU on January 1, 2020 and did not elect to allocate tax to Fund Services. Therefore, all income, expense, gain or loss of the Company flows through to UBS Americas Inc.

3. Related-Party Transactions

Fund Services has entered into a Services Agreement (the Agreement) with Realty to provide certain administrative, operating, and other support services to Realty as needed for the distribution of private investment offerings to institutional investors for the greater of $150,000 or a fee based on quarterly deposits into sponsored funds. For the year ended December 31, 2020, the $150,000 of service fee income included in the accompanying statement of operations was earned from Realty under the Agreement.

In addition, the registered representatives of Fund Services (Representatives) are supervised persons of Realty. Although the primary business activities of such individuals relate to the investment advisory activities of Realty, Realty and Fund Services have agreed that certain costs associated with these Representatives will be allocated to Fund Services. Realty has also agreed to allocate revenues to Fund Services in an amount equal to these costs. The costs include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses. For the year ended December 31, 2020, $2,186,245 is included in allocated registered representatives costs – Realty on the statement of operations.

4. Net Capital Requirements

Fund Services is a limited broker-dealer pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1(a)(2)(vi). This rule requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined in the rule. As of December 31, 2020, Fund Services' net capital, as defined, was $145,620, which exceeded the minimum net capital required by $140,620. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

5. Subsequent Events

Fund Services is required by accounting literature (ASC 855, *Subsequent Events*) to evaluate whether events occurring after the statement of financial condition date but before the date the statement of financial condition is issued require accounting as of the statement of financial condition date or disclosure in the financial statements. Fund Services has evaluated all subsequent events through February 26th 2021, the date of issuance of the financial statements and determined that no such events have occurred.

Supplementary Information

UBS Fund Services (USA) LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2020

Member's capital	$	195,012
Less non-allowable assets (see schedule on following page)		(49,392)
Net capital	$	145,620
Aggregate indebtedness	$	4,090
Net capital requirement (greater of $5,000 or 6 2/3% of		
aggregate indebtedness of $4,090)	$	5,000
Excess net capital	$	140,620

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Fund Services' December 31, 2020, unaudited amended Part IIA FOCUS Report, refiled on February 25, 2021.

UBS Fund Services (USA) LLC

Schedule II

Detail of Non-Allowable Assets

December 31, 2020

Non-allowable assets:		
Prepaid expenses	$	45,727
FINRA deposits		3,665
Total	$	49,392

UBS Fund Services (USA) LLC

Schedule III

Computation for Determination of PAB Account and Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2020

Fund Services is characterized as a Non- Covered Firm and covered by SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073. Fund Services does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The activities of Fund Services are limited to distribution of private placements of funds managed by its UBS affiliates, primarily its immediate parent and its sister company.



UBS

UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 7100
www.ubs.com

UBS Fund Services (USA) LLC

Exemption Report

December 31, 2020

UBS Fund Services (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the distribution of private placements of funds managed by its UBS affiliates, primarily its immediate parent, UBS Realty Investors, an investment adviser specializing in direct real estate investments, registered with the SEC and its sister company, UBS Farmland Investors LLC, an SEC registered adviser that specializes in agricultural investments, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UBS Fund Services (USA) LLC

I, Kathleen Horan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kathleen Horan
Title: FINOP
February 26, 2021



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The President and Management of UBS Fund Services (USA) LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which UBS Fund Services (USA) LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to the distribution of private placements of funds managed by its UBS affiliates, primarily its immediate parent, UBS Realty Investors, an investment adviser specializing in direct real estate investments, registered with the SEC and its sister company, UBS Farmland Investors LLC, an SEC registered adviser that specializes in agricultural investments, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2020 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the President, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2021

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better
working world

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the President and Management of UBS Fund Services (USA) LLC:

We have performed the procedures enumerated below, which were agreed to by the President and management of UBS Fund Services (USA) LLC (the Company) and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

    No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020.

    No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

A member firm of Ernst & Young Global Limited



Building a better
working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether UBS Fund Services (USA) LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

49596 FINRA

UBS Fund Services (USA) LLC
10 State House SQ FL 15
Hartford, CT 06103-3600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen HU (312) 525-6103

WORKING COPY

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid ______

C. Less prior overpayment applied (149)

D. Assessment balance due or (overpayment) (149)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $(149)

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(149)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Fund Services (USA) LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 20 21.

FINOP, Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 31/12/2020

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030) $ 2,336,253

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising. printing. registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts. and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills. bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

Dollar for dollar reimbursement from parent   2,336,245

    (Deductions in excess of $100.000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   2,336,245

2d. SIPC Net Operating Revenues $ 8

2e. General Assessment @ .0015 $ 0

    (to page 1. line 2.A.)

2